VIA FAX AND EDGAR
January 5, 2010
Eric C. McPhee, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ramco-Gershenson Properties Trust
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended September 30, 2009
File No. 001-10093
Dear Mr. McPhee:
We are responding to comments set forth in your letter dated December 10, 2009 regarding your review of the above referenced Form 10-K and Form 10-Q (File No. 001-10093). The numbered responses below correspond to the numbered comments in your letter, with the staff’s comments repeated in italics for ease of reference.
Form 10-K for the year ended December 31, 2008
Consolidated Statements of Cash Flows, page F-6
1.	We have reviewed your response to our prior comment 3. Please clarify whether any portion of the distributions received from unconsolidated entities for the years ended December 31, 2008 and 2007, respectively, exceeded cumulative earnings from those entities and quantify the amount of the excess. Furthermore, in further filings please include your accounting policy for the cash flow classification of distributions from unconsolidated entities. Please provide us with your proposed disclosure which addresses how you determine whether the distributions are returns on, or returns of, your investments and the appropriate cash flow classification.
Response:
The following table shows the information requested for the years ended December 31, 2008 and 2007.

	Year Ended December 31,
	2008	2007
	(in thousands)
Distributions received from unconsolidated entities classified as cash provided by operating activities	$6,389	$5,934
Cumulative distributions received from unconsolidated entities	19,002	12,613

Earnings from unconsolidated entities for the period	2,506	2,496
Cumulative earnings from unconsolidated entities	11,626	9,120
Cumulative net operational cash flows of unconsolidated entities*	28,724	19,832

Distributions received in period in excess of cumulative earnings from unconsolidated entitites	$—	$—

*	Calculated by adding back cumulative depreciation expense to cumulative earnings from unconsolidated entities
In accordance with ASC 230 and AICPA Technical Questions and Answers Section 1300: Statement of Cash Flows, the Company considers distributions received from the cumulative net operational cash flow of unconsolidated entities as cash flows from operating activities. Other distributions received from unconsolidated entities are considered cash flows from investing activities. In future filings, the Company will provide the following accounting policy disclosure on distributions received from unconsolidated entities:
Accounting Policies
          Distributions Received from Unconsolidated Entities
          The Company considers distributions received from unconsolidated entities as returns on investment in those entities to the extent of cumulative net operational cash flows, and therefore classifies these distributions as cash flows from operating activities in the consolidated statements of cash flows. Cumulative net operational cash flows are defined as the cumulative earnings from unconsolidated entities adjusted for non-cash items such as depreciation expense, bad debt expense and gain or loss on sale of real estate assets. Other distributions received from unconsolidated entities would be considered a return of the investment and classified as cash flows from investing activities on the consolidated statements of cash flows.
Accounting for the Impairment of Long-Lived Assets and Equity Instruments, page F-8
2.	We have reviewed your response to our prior comment 4. We have the following additional comments related to your impairment testing during 2008 and the nine months ended September 30, 2009:
•	Tell us how many/which of your properties were tested for impairment during either 2008 or 2009, and provide us with the results of that testing.

Response:
The following table represents the Company’s shopping center properties that were tested for impairment during 2008 and 2009, the occupancy rate at the time it was deemed appropriate to conduct our impairment test, and the results of that testing:
2008 Impairment Testing

		Tested for Impairment In / Occupancy Rate:
Property Name	Location	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Results
Holcomb Center	Roswell, GA	64%	25%	34%	25%	No Impairment
Oak Brook Square	Flint, MI	55%	52%	51%		No Impairment
Shoppes at Fairlane Meadows	Dearborn, MI	66%	66%	66%	66%	No Impairment
Southbay Shopping Center	Osprey, FL	65%	70%		67%	No Impairment
Highland Square	Crossville, TN	79%				No Impairment
Southfield Plaza Expansion	Southfield, MI				64%	No Impairment
2009 Impairment Testing

		Tested for Impairment In /
		Occupancy Rate:
Property Name	Location	Q1 2009	Q2 2009	Q3 2009	Results
Holcomb Center*	Roswell, GA	68%	58%	56%	No Impairment
Shoppes at Fairlane Meadows	Dearborn, MI	66%	66%	66%	No Impairment
Southfield Plaza Expansion	Southfield, MI	64%	64%	64%	No Impairment

*	Occupancy includes the signing of a lease in the first quarter of 2009 for a movie theater operator in 40,000 square feet as discussed below.
The Company considers its Holcomb Center in Roswell, GA a property operating under redevelopment. The process of value-added redevelopment results in a short-term reduction of net operating income and occupancy which is reflected in the low occupancy rates for Holcomb Center in 2008 in the table above. In the first quarter of 2009, the Company signed a lease with a movie theater operator in approximately 40,000 square feet and expects them to take occupancy in 2010. The Company anticipates other new tenancies to follow with the completion of façade and infrastructure improvements at the center in 2010. For these reasons, the undiscounted future cash flows in our testing did not require an impairment to be recognized on Holcomb Center.
Oak Brook Square, in Flint, MI achieved lease-up of the shopping center in the fourth quarter 2008 and no longer required testing for impairment in 2009.
Southbay Shopping Center in Osprey, FL achieved lease-up of the shopping center in the third quarter 2008 and the first quarter of 2009 and did not require testing for impairment in those periods and the remainder of 2009.
Highland Square, in Crossville, TN was tested for impairment in the first quarter of 2008 because the shopping center was located in a tertiary market. In the second quarter of 2008, the Highland Square shopping center was sold to a third party at an immaterial loss.

•	You indicate that you consider several factors in determining when impairment testing is necessary; however, you also state that impairment testing was performed on a quarterly basis during 2008 only whenever occupancy fell to 70% or below. Please tell us your basis for utilizing 70% as the triggering occupancy rate, and discuss the sensitivity of this rate. Tell us how many other properties would have been tested for impairment if you had used a higher occupancy level.
Response:
In our prior response, we had indicated that the decision to perform impairment testing is based on several factors in addition to occupancy rate, such as geographic location, tenant sales, and net operating income of the shopping center property. Although all properties that fall below 70% occupancy are tested, the table above highlights that one additional property was reviewed in 2008 due to the geographic location and net operating income of that property. The Company considers a shopping center that has an occupancy rate of 90% or above as a highly performing shopping center. We believe that as long as square footage rental rates are in line with our normal business practices, a decline in occupancy rate to a 70% level, while still producing a positive net cash flow, is a reasonable triggering event for possible impairment.
During 2008, had the Company used an occupancy rate of below 75% as the triggering occupancy rate, one additional property would have been tested for impairment. If the Company had used an occupancy rate of below 80% (rather than 75%) as the triggering occupancy rate, six additional properties would have been tested for impairment. For purposes of responding to your comment, we expanded our testing process to include those six properties and we performed an impairment analysis on those six additional properties. We determined that no impairment was required to be recognized for those properties.
In future filings, we will expand our disclosure to more fully define the factors the Company considers in determining when impairment testing is necessary.
•	Also tell us how you considered the percent of decline in occupancy rate rather than just the actual rate to determine if a triggering event occurred. For properties that were not tested for impairment in 2008 or 2009, please discuss the trends you observed in 2008 and in 2009 at these properties related to the significance of declines in occupancy rates.
Response:
On a quarterly basis, the Company reviews all shopping center properties and analyzes that data for significant trends in occupancy rates as well as the 70% test, to determine if a triggering event has occurred.
The Company’s overall portfolio average occupancy rate remained relatively stable during 2009 and 2008 when compared to 2007 levels. The Company’s total portfolio average occupancy rate at September 30, 2009, December 31, 2008 and December 31, 2007 was 91.3%, 91.3% and 92.1%, respectively. Our core operating portfolio average occupancy, which excludes joint venture properties and properties under redevelopment, at September 30, 2009 was 94.3%, comparatively unchanged from 94.4% and 94.6% at

December 31, 2008 and 2007, respectively. The Company’s total portfolio average occupancy rate at September 30, 2009 and December 31, 2008 for those properties not tested for impairment was 91.9%, and 92.0%, respectively.
•	In addition to an adverse change in business climate (i.e. a significant economic downturn), ASC 360-10-35-21 also identifies significant decreases in the market price of a long-lived asset and a significant adverse change in the extent or manner in which a long-lived asset is being used as circumstances that indicate that the carrying amount of a long-lived assets may not be recoverable. Please tell us what consideration you gave to the significant decrease in market prices of commercial real estate in the last year when determining if a triggering event had occurred for your real estate properties at the end of 2008 and/or in 2009.
Response:
The Company analyzes our long-term ability to recover the carrying amount of our shopping center properties and reviews for impairment assets classified as held and used in accordance with ASC 360-10-35. Historically, the Company has been an active participant in the real estate market in Michigan and Florida and has a thorough understanding of those markets. Since the deterioration of the financial and credit markets, the Company has looked more closely at all of the Michigan and Florida shopping center properties’ fundamentals, including but not limited to, occupancy rates, rental rates, and market position. The Company has observed that our Michigan and Florida shopping center fundamentals are commensurate with occupancy and cash flow metrics of performing real estate assets. Only when one of our impairment tests indicates an impairment exists or when our real estate assets are classified as held-for-sale do we utilize the fair value of our shopping center properties as defined in ASC 820: Fair Value Measurements.
•	Please also tell us how you considered changes in rental rates and occupancy rates compared to expected rates. It appears that a significant decrease in these rates compared to expected rates would be considered an adverse change in the extent in which the long –lived asset is being used. Please discuss. In your response, address your observations regarding these rates compared to expectations for the properties not tested for impairment in 2008 and 2009.
Response:
As noted earlier, we do consider several factors including tenant sales and net operating income of our shopping center properties in our decision to conduct impairment testing. These factors would be impacted by the changes in rental rates in your bullet point above. In future filings, the Company will provide the following accounting policy disclosure regarding accounting for the impairment of long-lived assets:

Accounting for the Impairment of Long-Lived Assets
     The Company periodically reviews whether events and circumstances subsequent to the acquisition or development of long-lived assets, or intangible assets subject to amortization, have occurred that indicate the remaining estimated useful lives of those assets may warrant revision or that the remaining balance of those assets may not be recoverable. If events and circumstances, including but not limited to, changes or trends in occupancy and rental rates, tenant sales, net operating income and geographic location of our shopping center properties, indicate that the long-lived assets should be reviewed for possible impairment, we use projections to assess whether future cash flows, on a non-discounted basis, for the related assets are likely to exceed the recorded carrying amount of those assets to determine if a write-down is appropriate. If the Company determines that an impairment exists, it reports a loss to the extent that the carrying value of an impaired asset exceeds its fair value as determined by valuation techniques appropriate in the circumstances.
The Company’s 2009 full year forecasted minimum rental income is approximately $0.8 million, or less than one percent, below budgeted amounts for 2009 based on $83.6 million of forecasted minimum rents. The variance between budgeted minimum rents and forecasted rents for the full year 2009 was primarily due to the impact of asset sales in 2009 that were not in the budget. On an overall basis, actual rental and occupancy rates were in line with expected rates during the first three quarters of 2009. For the individual properties not tested for impairment in 2008 and 2009, the Company did not observe deterioration of rental rates or occupancy rates that would adversely impact net operating income in a significant way.
3.	We note your response to prior comment 5. We also note your disclosure on page 23 of your Form 10-Q for the quarter ended September 30, 2009 which states that you intend to secure joint venture partners prior to any further significant investment taking place in your current development projects. Please discuss this further and tell us if you are experiencing difficulty locating joint venture partners. If so, please also tell us how this was considered in your quarterly analysis of these projects.
Response:
As stated on page 23 of the Company’s Form 10-Q for the quarter ended September 30, 2009, we expect The Town Center at Aquia, Gateway Commons, and Parkway Shops to be completed through joint ventures. It is the Company’s policy to only start vertical construction on new development projects after the project has received entitlements, significant anchor commitments, construction financing and joint venture partner commitments, if appropriate. We are active in the entitlement and pre-leasing phases at the development projects listed above. The Company will not proceed to secure financing and to identify joint venture partners until the entitlement and pre-leasing phases are complete. At this point in the development process, it is premature to be looking for joint venture partners. The Company historically has developed, from the ground up, shopping centers that are wholly-owned, as well as those that are part of joint venture projects.

If you have any questions concerning these responses, please do not hesitate to contact me at (248) 592-6200, or by fax at (248) 592-6201.
Sincerely,
/s/ James H. Smith
James H. Smith,
Interim Chief Financial Officer
cc: Jessica Barberich, United States Securities and Exchange Commission